Exhibit A

CERAGON NETWORKS REPORTS SECOND QUARTER 2009
FINANCIAL RESULTS

        TEL AVIV, Israel, July 20, 2009 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of LTE-ready high-capacity Ethernet and TDM wireless backhaul solutions, today reported results for the second quarter which ended June 30, 2009.

        Revenues for the second quarter of 2009 were $42.2 million, down 24% from $55.2 million for the second quarter of 2008 and 4% from $43.9 million in the first quarter of 2009.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the second quarter of 2009 was $0.2 million or $0.01 per basic share and diluted share, compared to net income of $15.5 million in the second quarter of 2008, or $0.42 per basic share and $0.40 per diluted share.

        On a non-GAAP basis, net income for the second quarter, excluding $805,000 of equity-based compensation expenses, was $1.04 million, or $0.03 per basic and diluted share. Non-GAAP net income for the second quarter of 2008 was $4.9 million, or $0.13 per basic and diluted share. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Gross margin on a GAAP basis in the second quarter of 2009 was 32% of revenues. Gross margin on a non-GAAP basis in the second quarter of 2009 was 32.1% of revenues.

        Cash and cash investments at the end of the quarter were $96 million.

        “Our confidence in the long term outlook for our business is supported by a significant increase in new orders during Q2,” said Ira Palti, President and CEO of Ceragon. “These new orders continue to reflect improving demand from the expansion of GSM networks in India to accommodate record subscriber growth. Meanwhile, worldwide business conditions remain challenging with long sales cycles as our customers continue to focus on retaining cash. We expect to see gradual improvement during the second half of 2009, led by continued strength from Asia. Longer term, we expect to benefit from improving demand in all regions, particularly for solutions that support the migration of cellular networks to IP-based architecture to accommodate the explosion of mobile data usage.”

Supplemental revenue breakouts:

Geographical breakdown:

Second quarter 2009

Asia Pacific	44%
Europe Middle-East and Africa	37%
North America	9%
Latin America	10%

        A conference call discussing Ceragon’s results for the second quarter of 2009, business conditions, outlook and guidance, will take place today, July 20, 2009, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 230-1096 or international (612) 332-0107 at 8:50 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 or (International) (320) 365-3844, Access Code: 105440.

        A replay of both the call and the webcast will be available through August 20, 2009.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Ceragon Reports Second Quarter 2009 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30,
	2009	2008	2009	2008

Revenues	$86,148	$102,402	$42,246	$55,226
Cost of revenues	57,764	67,019	28,733	36,504

Gross profit	28,384	35,383	13,513	18,722

Operating expenses:
Research and development	9,657	9,958	4,587	5,139
Selling and marketing	15,146	15,124	7,188	8,098
General and administrative	3,802	3,217	1,902	1,856

Total operating expenses	$28,605	$28,299	$13,677	$15,093

Operating profit (loss)	(221)	7,084	(164)	3,629
Financial income, net	822	1,625	468	807

Income before taxes	601	8,709	304	4,436

Tax benefit (taxes on income)	(153)	11,048	(71)	11,048

Net Income	$448	$19,757	$233	$15,484

Basic net earnings per share	$0.01	$0.53	$0.01	$0.42

Diluted net earnings per share	$0.01	$0.51	$0.01	$0.40

Weighted average number of shares used
in computing basic net earnings per
share	34,523,460	36,959,822	34,247,005	36,976,800

Weighted average number of shares used
in computing diluted net earnings
per share	35,157,903	38,870,505	34,994,702	38,910,727

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Ceragon Reports Second Quarter 2009 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,402	$28,224
Short-term bank deposits	33,979	35,044
Marketable securities	4,809	2,187
Trade receivables, net	52,660	70,811
Deferred taxes	2,495	4,082
Other accounts receivable and prepaid expenses	8,052	11,508
Inventories	42,168	40,113

Total current assets	$182,565	$191,969

LONG-TERM INVESTMENTS:
Long-term bank deposits	7,785	8,204
Long-term marketable securities	11,018	24,102
Severance pay funds	4,472	4,065
Deferred taxes	9,594	8,007

Total long-term investments	$32,869	$44,378

PROPERTY AND EQUIPMENT, NET	9,764	8,891

Total assets	$225,198	$245,238

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	27,625	41,748
Deferred revenues	6,051	5,886
Other accounts payable and accrued expenses	7,939	8,041

Total current liabilities	$41,615	$55,675

LONG-TERM LIABILITIES
Accrued severance pay	$6,733	$6,647

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	91	91
Additional paid-in capital	286,950	285,141
Treasury shares at cost	(15,963)	(7,923)
Other comprehensive income (loss)	(90)	193
Accumulated deficits	(94,138)	(94,586)

Total shareholders' equity	$176,850	$182,916

Total liabilities and shareholders' equity	$225,198	$245,238

Ceragon Reports Second Quarter 2009 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Cash flow from operating activities:
Net income	$233	$15,484	$448	$19,757
Adjustments to reconcile net income to net cash
used in operating activities:

Depreciation	760	464	1,471	856
Stock-based compensation expense	805	654	1,594	1,298
Decrease (increase) in trade and other
receivables, net	7,700	(18,527)	21,237	(17,599)
Increase in inventory	(2,922)	(2,758)	(2,055)	(163)
Increase (decrease) in trade payables and accrued
liabilities	(145)	8,162	(12,708)	3,696
Increase (decrease) in deferred revenues	(1,270)	(1,822)	165	(3,896)
Increase in deferred tax asset	-	(11,207)	-	(11,207)
Decrease in long term payable	-	(2,232)	-	(4,650)
Other adjustments	(95)	179	(233)	160

Net cash provided by (used in) operating activities	$5,066	$(11,603)	$9,919	$(11,748)

Cash flow from investing activities:
Purchase of property and equipment ,net	(1,287)	(805)	(3,774)	(1,839)
Investment in short and long-term bank deposit	(10,495)	(20,365)	(18,955)	(33,574)
Proceeds from short and long-term bank deposits	3,599	22,957	20,559	39,014
Investment in held-to-maturity marketable securities	-	-	(1,500)	(14,000)
Proceeds from maturities of held-to-maturity
marketable securities	1,300	1,950	11,754	4,050

Net cash provided by (used in) investing activities	$(6,883)	$3,737	$8,084	$(6,349)

Cash flow from financing activities:
Proceeds from exercise of options	215	66	215	275
Purchase of treasury shares at cost	(1,618)	-	(8,040)	-
Issuance costs	-	-	-	(330)

Net cash provided by (used in) financing activities	$(1,403)	$66	$(7,825)	$(55)

Increase (decrease) in cash and cash equivalents	$(3,220)	$(7,800)	$10,178	$(18,152)

Cash and cash equivalents at the beginning of the
period	41,622	48,298	28,224	58,650

Cash and cash equivalents at the end of the period	$38,402	$40,498	$38,402	$40,498

Ceragon Reports Second Quarter 2009 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30
	2009			2008
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$42,246		$42,246	$55,226
Cost of revenues	28,733	61	28,672	36,436

Gross profit	13,513		13,574	18,790

Operating expenses:
Research and development	4,587	166	4,421	5,015
Selling and marketing	7,188	322	6,866	7,807
General and administrative	1,902	256	1,646	1,685

Total operating expenses	$13,677		$12,933	$14,507

Operating profit (loss)	(164)		641	4,283
Financial income, net	468		468	807

Income before taxes	304		1,109	5,090

Taxes on income	71		71	159

Net income	$233		$1,038	$4,931

Basic net earnings per share	$0.01		$0.03	$0.13

Diluted net earnings per share	$0.01		$0.03	$0.13

Weighted average number of shares used in
computing basic net earnings per share	34,247,005		34,247,005	36,976,800

Weighted average number of shares used in
computing diluted net earnings per share	34,994,702		34,994,702	38,910,727

Total adjustments		805

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Second Quarter 2009 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30,
	2009			2008
	GAAP (as reported)	Adjustments(*)	Non-GAAP	Non-GAAP

Revenues	$86,148		$86,148	$102,402
Cost of revenues	57,764	124	57,640	66,882

Gross profit	28,384		28,508	35,520

Operating expenses:
Research and development	9,657	326	9,331	9,674
Selling and marketing	15,146	628	14,518	14,554
General and administrative	3,802	516	3,286	2,910

Total operating expenses	$28,605		$27,135	$27,138

Operating profit (loss)	(221)		1,373	8,382
Financial income, net	822		822	1,625

Income before taxes	601		2,195	10,007

Taxes on income	153		153	159

Net Income	$448		$2,042	$9,848

Basic net earnings per share	$0.01		$0.06	$0.27

Diluted net earnings per share	$0.01		$0.06	$0.25

Weighted average number of shares used in
computing basic net earnings per share	34,523,460		34,523,460	36,959,822

Weighted average number of shares used in
computing diluted net earnings per share	35,157,903		35,157,903	38,870,505

Total adjustments		1,594

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Second Quarter 2008 Results

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int'l): +972 (0)3 766 6419
yoell@ceragon.com